Exhibit 99.9

15   LC 39 1039

House Resolution 948

By: Representatives Waites of the 60th, Roberts of the 155th, Alexander of the 66th, Bruce of the 61st, and Yates of the 73rd

A RESOLUTION

1 Encouraging the creation of a high speed rail transit authority to operate in Fulton, Carroll,
2 and Douglas counties; and for other purposes.

3 WHEREAS, high speed trains are more energy efficient than cars and planes, decrease our
4 dependence on foreign oil, and reduce air pollution that causes global warming and harms
5 public health; and

6 WHEREAS, at distances of less than 400 miles, high speed trains can deliver passengers
7 downtown-to-downtown almost as fast as airplanes at a fraction of the cost, and can do so
8 in virtually all weather; and

9 WHEREAS, with wide seats, fax machines, places to plug in a laptop computer, and food
10 service, high speed trains provide a convenient, productive alternative to cars and airplanes;
11 and

12 WHEREAS, a high speed rail network would pull together regional economies and promote
13 intraregional business growth; and

14 WHEREAS, Hi Speed Rail Facilities, Inc., is looking to expand the use of high speed trains
15 to Fulton, Carroll, and Douglas counties with the intention of expanding service throughout
16 Georgia and into Alabama; and

17 WHEREAS, the creation of a high speed rail transit authority is necessary for the success of
18 a high speed rail system in Georgia.

19 NOW, THEREFORE, BE IT RESOLVED BY THE HOUSE OF REPRESENTATIVES that
20 the members of this body express their support of high speed trains and encourage the
21 creation of a high speed rail transit authority for Fulton, Carroll, and Douglas counties.

22   BE IT FURTHER RESOLVED that the Clerk of the House of Representatives is authorized

23   and directed to make appropriate copies of this resolution available for distribution to

24   members of the public and the press.